PAUL A. ROSENBAUM
ARTHUR L. WILMES
JEFFFREY PAUL BEATY

2945 NW Luray Terrace
Portland, Oregon 97210

August 12, 2021

VIA EDGAR

Daniel F. Duchovny

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Soliciting Materials filed pursuant to Rule 14a-12
Filed July 1, 2021 by Paul A. Rosenbaum, Jeffrey Paul Beaty, Arthur L. Wilmes ( Mr. Rosenbaum, Mr. Beaty and Mr. Wilmes being collectively referred to herein as the “Nominating Stockholders”), Thomas J. Errico, M.D., Bruce Patterson, M.D., Peter Staats, M.D. and Melissa Yeager (together with CCTV Proxy Group, LLC, the “Participants”)
SEC File No. 000-49908

Preliminary Proxy Statement (the “Preliminary Proxy Statement”)
Filed July 20, 2021 by Paul A. Rosenbaum, et al.
SEC File No. 000-49908

Dear Mr. Duchovny:

Set forth below are the responses of the Participants to comments received from the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 26, 2021, with respect to the above captioned filings. Concurrently herewith, the Participants have filed Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”).

For the Staff’s convenience, the responses are prefaced by the exact text of the Staff’s comments in bold text. References to page numbers in our responses refer to Amendment No. 1.

Soliciting Materials filed July 1, 2021

1.	Each statement or assertion of opinion or belief must be clearly characterized as such and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement in Point #3 of your letter to shareholders that the company received an “unusual public rebuke” by the FDA.

Response:     The Participants acknowledge the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of such statement.

Throughout the COVID-19 pandemic, CytoDyn, Inc. (“CytoDyn” or the “Company”) management had aggressively touted the potential of Leronlimab, the Company’s monoclonal antibody that was initially being developed for HIV and cancer, as a safe and effective treatment for COVID-19. In 2020, rumors that Leronlimab was being considered for Operation Warp Speed, the U.S. government’s program for fast-tracking COVID-19 treatments and vaccines, piqued the public’s interest in the drug and the Company. Against this backdrop, on May 17, 2021, the United States Food and Drug Administration (the “FDA”) took the unusual step of issuing a lengthy statement on an unapproved drug, publishing a “Statement on Leronlimab” (the “FDA Statement”). The FDA noted, “Although FDA generally cannot disclose confidential information about unapproved products, we have concluded that given the significant public interest in Leronlimab, it is important to provide summary information about the status of the CytoDyn development program.”

The FDA Statement focused on two clinical trials, CD10, in 86 mild-to-moderate COVID-19 patients, and CD12, in 394 patients experiencing severe COVID-19 symptoms. In the FDA Statement, the FDA said, “It has become clear that the data currently available do not support the clinical benefit of Leronlimab for the treatment of COVID-19. None of these analyses met statistical significance when using established and reliable analytical methods that correct for multiple comparisons.” The FDA also commented on the design of CytoDyn’s clinical trial, underscoring the “significance of a well-designed clinical trial when evaluating whether a medicine is safe and effective for a particular use.”

We believe that the FDA Statement amounts to a rare public rebuke of CytoDyn, a sentiment that we share with media pundits who cover the biotech space. For instance, Mark Terry, in an article entitled “FDA Torpedoes CytoDyn’s Leronlimab for COVID-19 with Rare Public Scolding” (www.biospace.com, May 18, 2021) remarked, “The FDA’s rebuke is rare.” Mike Rogoway, in an article entitled “Shares in Vancouver biotech firm CytoDyn plunge after FDA finds ‘no clinical benefit’ to its drug” (“www.oregonlive.com, May 18, 2021) stated that the FDA “issued an unusual public statement on the typically confidential results, citing ‘substantial public interest.’”

We also note that the Company disclosed in its Annual Report on Form 10-K, filed with the Commission on July 30, 2021, that it received subpoenas from the Commission and the United States Department of Justice requesting documents and information concerning, among other matters, Leronlimab, the Company’s public statements regarding the use of Leronlimab as a potential treatment for COVID-19 and related communications with the FDA, investors and others, and trading in the securities of CytoDyn.

Preliminary Proxy Statement

Background to the Solicitation, page 4

2.	Please describe the contents of the letters delivered to certain company board members on April 8 and July 16, 2021.

Response:     On April 8, 2021, the Nominating Stockholders sent a letter to the independent members of the Company’s board of directors (the “Board”) outlining instances where we believe that the Company’s public statements did not fairly represent its financial conditions, results of operations and prospects. In our letter, we highlighted a number statements made by Company’s executives in press releases, on conference calls and in interviews that we do not believe are reflected (adequately or at all) in the Company’s filings with the Commission. These statements related to, among other things:

•	the receipt of grants from the National Institutes for Health to support Leronlimab;

•	the timing of the Company’s anticipated commencement of revenues;

•	collaboration with the Drexel University College of Medicine; and

•	collaboration with Scripps Research Institute.

On July 16, 2021, the Nominating Stockholders sent a letter to Alan Timmins, the chairman of the Audit Committee of the Board, requesting the opportunity to meet with the Audit Committee to discuss our concerns about certain recent financing activities and the Company’s current liquidity position. In particular, we raised the following issues:

•	The Company’s recent reliance on convertible notes for company financing—CytoDyn has borrowed all its operating capital, in the form of long-term convertible notes. These notes have historically included terms extremely favorable to the lender (some based upon post- transaction renegotiation given without any seeming benefit to the Company) and have resulted in borrowing costs that are higher than the principal and interest specified in the original notes.

•	The convertible note contracts have certain defaults and remedies provisions that appear to have been triggered by the recent arbitration judgment in a case brought against CytoDyn by Richard Pestell, M.D. and the proposed settlement in the Shareholder Derivative Action, as defined below.

•	Cash needs to allow CytoDyn to operate through 2022.

•	Limitations on available authorized stock and the use of authorized stock since FYE 2018.

•	Utilizing financing from sources under investigation by the Commission—CytoDyn has borrowed all its operating capital, since the middle of calendar year 2018, from Iliad Research and Trading, LP (Iliad), an entity controlled by John Fife. John Fife is the manager of Iliad Research and Trading, LP (Iliad). Mr. Fife and certain companies he controls have been accused by the SEC of regularly engaging in the business of purchasing convertible notes from penny stock issuers, converting those notes into shares of stock at a large discount from the market price, and selling the newly issued shares into the market at a significant profit.

3.	We note your statement in the cover letter that you have attempted to work with company management. Please revise this section to describe those attempts, including the name of any current participant involved in those communications.

Response:     We have revised the Proxy Statement as requested. Please see page 4.

Reasons for the Solicitation, page 5

4.	Please revise your disclosure to describe how the board and management were responsible for results of 2020 clinical trials. How were the trials ill-conceived? How is the FDA’s request to restart a new trial evidence that the “design and implementation of CD12 was destined to failure from the start”? How has the company attempted to circumvent the FDA trial process?

Response:     We have revised the Proxy Statement as requested. Please see pages 6 and 7.

5.	Similar to comment 1 above, please provide support for your statements that the FDA has “repeatedly refused to authorize CYDY-led clinical trials or even authorize applications…” and that stockholder value has been destroyed and that management and operational deficiencies are responsible for any such destruction.

Response:     We acknowledge the Staff’s comment and offer the Staff the following explanation on a supplemental basis in support of these statements.

On November 17, 2020, CytoDyn announced that it had filed a protocol with the FDA to conduct a Phase 2 clinical trial for Leronlimab as a treatment for COVID-19 patients suffering from long-haul symptoms. On June 21, 2021, CytoDyn announced the preliminary results from this trial, which showed an improvement in the Leronlimab patient group over the placebo in 18 of 24 COVID-19 symptoms. CytoDyn hoped that, following the FDA’s review of all data, the FDA would grant them a Breakthrough Therapy designation and provide guidance for a Phase 3 trial protocol. However, as of the date hereof, the Company has not announced that the FDA has permitted them to supply Leronlimab to long-haul COVID-19 patients for emergency or general use. We believe that this failure is a result of a misleading interpretation by the Company of results on a very small sample set and the poor relationship that has developed between CytoDyn and the FDA.

In July 2020 the FDA issued a Refusal to File Letter (“RTF”) to CytoDyn related to the marketing application seeking approval of the combination of Leronlimab and HAART (highly active antiretroviral therapy) for highly treatment-experienced HIV patients. An RTF letter means that the application was not complete enough to allow for a substantive review. Dr. Pourhassan expressed confidence in a follow-up conference call on July 13, 2021 stating that CYDY can produce all the information that the agency required. Dr. Pourhassan further stated that no additional trials were necessary, optimistically pledging to complete the filing quickly. CYDY would only need to further analyze data from trials it had already completed. After prevaricating as to the reason for the FDA RTF Dr. Pourhassan has only recently, in July 2021, offered specific timelines to shareholders for submitting the Biologics License Application.

As shareholders, we expect management to create value or, failing that, to preserve it. Yet CytoDyn management has destroyed stockholder value through its mismanagement. Shareholders had expected management to obtain FDA approval for the use of Leronlimab, which would permit CytoDyn to commence commercial sales of the drug. As a result of management’s failure to obtain FDA approval for Leronlimab, the Company remains unable to generate revenues for stockholders, and the price of CytoDyn common stock is currently trading at lows last seen in early 2020.

In addition, CytoDyn management has comported itself in a manner that has subjected it to costly litigation, further destroying stockholder value. On July 2, 2021, an arbitration panel issued its decision concerning a claim by ProstaGene, LLC (“ProstaGene”) against CytoDyn for, among other things, breach of contract and defamation, stemming from CytoDyn’s termination of Dr. Richard Pestell following CytoDyn’s acquisition of certain assets from ProstaGene in November 2018. ProstaGene also sought monetary damages related to the Company’s delay in releasing 3.1 million shares of Common Stock to ProstaGene. The arbitration panel determined that ProstaGene was entitled to the release of the Shares, as well as a cash monetary award in the amount of approximately $6.2 million, plus interest, fees and costs estimated to total approximately $1.4 million.

In another example, on April 24, 2020, certain stockholders of the Company (the “Plaintiffs”) filed a derivative action (the “Shareholder Derivative Action”), alleging claims for breach of fiduciary duty and unjust enrichment against the Company’s CEO, current and former CFO, CMO, and current and former members of the Board in connection with certain equity grant awards to these individuals in December 2019 and January 2020. The Company was named a nominal defendant. The Plaintiffs demanded the rescission of the awards, a finding that the named directors breached their fiduciary duty to the Company, and an unnamed amount of damages. On June 8, 2021, Vice Chancellor Paul A. Fioravanti signed off on an agreement to end the litigation. In the settlement, CytoDyn will pay the Plaintiffs’ legal fees of $4.1 million and rescind approximately 5.4 million of 9.3 million shares and options challenged by the lawsuit, including 2.3 million of the 4 million given to Dr. Pourhassan.

Proposal No. 1 Election of Directors, page 7

6.	Please revise your disclosure to quantify in detail the effects of a possible change of control as described on pages 9-10.

Response:     The Participants have revised the Proxy Statement using the information provided in the Company’s 2020 Proxy Statement to reflect potential payments to the Company’s three named executive officers in the event of a change of control. We respectfully submit that CytoDyn does not quantify the change of control payments under (1) its 2012 Equity Incentive Plan or (2) for executive officers outside of its three named executive officers. Without this information, we are unable to fully quantify the effects of a possible change of control. Please see page 12 of the Proxy Statement.

Please direct any questions you have with respect to the foregoing to, or if any additional information is required by the Staff please contact, Drew Chapman of Baker Botts L.L.P. at 212.408.2515.

Sincerely,

/s/ Paul A. Rosenbaum

/s/ Arthur L. Wilmes

/s/ Jeffrey Paul Beaty

cc:	Drew Chapman, Baker Botts L.L.P.